Script: VIDEO #1.

Manuel Rendon: Imagine a material that looks and feels just like plastic, but goes away overnight after its desired use. Hi, I'm Manuel Rendon, founder of Timeplast. Nowadays you can buy 100 percent biodegradable plastic, 100 percent recycled plastic, even plastics made 100 percent from plants. Now, let's compare them with Timeplast as we put them in water overnight.

As you can see, none of these plastics are going away after 12 hours, except for Timeplast.
We're solving the actual problem of plastic pollution, which is the plastification of our world, our bodies. Many don't know that pregnant women are passing their microplastics level to their babies. We're talking about the plastification of the human species, which is why I invented Timeplast. The first ever patented replacement for fossil based plastics. ASTM certified for complete water dissolution.

Dan Younkman: Timeplast has developed a technology that allows the creation of high quality alcohol based materials that can make almost anything conventional plastic and then disappear after its intended use. Timeplast is redefining plastic manufacturing, a 579 billion market that's valued higher than the social media and smartphone markets combined.

Manuel Rendon: Cracking the numbers, we can make around 50 cents of profit per pound sold at a price point cheaper than any other fully bio based plastic. U. S. plastic production alone is about 121 billion pounds. And the U. S. only accounts for 20 percent of the global market production, which is why we have teams all over the world.

These teams are ready to lead and deploy a global plastic substitution campaign to all of those companies that have pledged to go plastic free and those affected by legislative pressure. Timeplast is nearing the final stage prior to commercialization. We need to take our materials and standardize them with the current global plastic industry.

Our planet looks blue from outer space for a reason. Nature intended for water to be the universal solvent. Let's make water plastic's worst enemy.

Script: VIDEO#2.

Manuel Rendon: Our previous campaign began with the word imagine. Now, we would like you to see. Hi, I am Manuel Rendon, founder of Timeplast. And these are the first ever Timeplast applications produced at a typical industrial facility using conventional manufacturing, yet they will fully dissolve in water down to a carbon to carbon level.

And only after the pre programmed time has elapsed. Think of a milk bottle in which the container also has an expiration date. Timeplast is now designed to disappear as quickly as 60 seconds or as long as needed. And not just any type of water dissolution. We have designed our materials to leave zero plastic molecular waste in the presence of water.

In other words, Timeplast is designed to be a plastic substitute material and to address the micro plastification of our world.

Dan Younkman: The bottom line is, we work to eliminate any further plastic floating in the ocean. And also, microplastic living in your body, given that the Earth's surface and all living organisms Including ourselves are made mostly of water.

AI: And to accomplish that, we want to go further than any other company to not only focus on creating our materials, but also a reinvention of how we dispose of plastic waste.

A tool that you and all of us hope to use to remove our plastic footprint down to a molecular waste level at an absolute rate and beyond any reasonable doubt.

Manuel Rendon: Introducing Pabyss, the plastic abyss, the first of its kind. A revolutionary device designed to molecular destroy any and all plastics you put inside, as long as they're made by Timeplast.

Victor Cardenal: Design requires no maintenance, no reagents, no chemicals, nothing but water. We believe this makes micro deplastification a real possibility. Now you can come home from work, open the refrigerator, eat your favorite fruit, which is preserved in Timeplast wrap over a Timeplast foam base, while you cook your favorite meal, which comes packaged in Timeplast bags.

And right before you sit down to have that delicious meal, you dispose of these Timeplast items into Pabyss, thus having the peace of mind that only a zero plastic footprint meal provides. Pabyss can be small enough for your home, or even big enough for an entire city.

AI: With our growing number of applications and a device engineered to place our society into a post plastic waste future, we believe that this will be Timeplast's most important campaign yet.

Manuel Rendon: Imagine being able to eliminate plastic waste yourself, for the first time ever, with nothing but water. Thank you.